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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*
                                            ---

                    U.S. Restaurant Properties Master L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

    Units of Limited Partnership Interest Evidenced by Depositary Receipts
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                   90338E-10-3 (For the Depositary Receipts)
- --------------------------------------------------------------------------------
                                (CUSIP Number)

  Fred H. Margolin, Chairman of QSV Properties Inc., 5310 Harvest Hill Road,
Suite 270, Dallas, Texas  75230  (214) 387-1487
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                March 24, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 13
                      Please See Exhibit Index on Page 7


                                                                SEC 1746 (12-91)

                                 Schedule 13D

- ----------------------------                      ------------------------------
CUSIP No. 90338E-10-3                                 Page  2  of   13  Pages
         -------------                                     ---     -----
- ----------------------------                      ------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     QSV Properties Inc.
     I.R.S. I.D. No. 41-1541605
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [_]

     N/A                                                               (b)  [_]

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO,WC
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           [_]

     N/A

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

- --------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

 NUMBER OF                 400,000 Units, upon exercise of the Options

   SHARES        ------------------------------------
                   8       SHARED VOTING POWER
BENEFICIALLY
                           N/A
  OWNED BY
                 ------------------------------------
    EACH           9       SOLE DISPOSITIVE POWER

  REPORTING                400,000 Units, upon exercise of the Options

   PERSON        ------------------------------------
                   10      SHARED DISPOSITIVE POWER
    WITH
                           N/A

- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 Units, upon exercise of the Options
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

     N/A
- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.94%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
- ------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer

               The title of the class of equity securities to which this
     Schedule 13D relates is the Units of Limited Partnership Evidenced by Depositary Receipts (the "Units") of U.S. Restaurant Properties Master L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 5310 Harvest Hill Road, Suite 270, L.B. 168, Dallas, Texas 75230.

     Item 2.  Identity and Background

               The person filing this statement is QSV Properties Inc., a Delaware corporation and Managing General Partner of the Partnership
     ("QSV").   The principal business of QSV is acting as Managing General
     Partner of the Partnership. The Partnership, through its operating affiliate, U.S. Restaurant Properties Operating L.P. (the "Operating Partnership"), owns or leases restaurant properties, which it in turn leases or subleases primarily to franchisees of Burger King Corporation.

               During the last five years, neither QSV, nor, to the best knowledge of QSV, any current QSV executive officer or director, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The principal offices of QSV are located at 5310 Harvest Hill Road, Suite 270, L.B. 168, Dallas, Texas 75230. The name, business address, principal occupation if other than as an officer of QSV, and citizenship of each current QSV executive officer and director are set forth in Appendix I hereto.

     Item 3.  Source and Amount of Funds or Other Consideration

               On March 24, 1995, the Partnership granted QSV options (the "Options") to purchase 400,000 Units, subject to certain adjustments under antidilution provisions of the Options, in connection with the adoption of amendments to the agreement of limited partnership of the Partnership, as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 17, 1995 (the "Partnership Agreement"). The amendments permit the implementation of an expanded business plan for the Partnership. The Options were granted to QSV in consideration of QSV's efforts in connection with the approval by the limited partners of the Partnership of the Partnership Agreement at a special meeting of the limited partners held on March 17, 1995 (the "Special Meeting"), and the additional efforts that QSV will expend to expand the Partnership's business and opportunities in accordance with its new business plan. No cash consideration was paid for the Options. The granting of the Options was approved by the limited partners of the Partnership at the Special Meeting.

               The Options were granted to QSV at an exercise price of $15.50 per Unit, which represents the average of the closing prices of the depositary receipts for the Units on the New

     York Stock Exchange for the five trading days immediately after the Special Meeting. The Options are not transferable except by operation of law, and will vest according to their terms on the first anniversary of the granting of the Options, subject to earlier vesting and exercisability if QSV is removed as a general partner of the Partnership. The Options are only exercisable so long as QSV has not voluntarily withdrawn from the Partnership or been removed as a general partner, except that the Options would remain exercisable for six months after any removal of QSV. The term of the Options expire on the tenth anniversary of the date of grant. Under certain circumstances set forth in the Partnership Agreement, QSV may require the Partnership to register the transfer of Units that it may own, including the Units underlying the Options, under applicable securities laws.

               If the Options are exercised by QSV, the exercise price would be paid from the working capital of QSV, or by other means, including borrowings, which are not yet determinable. QSV has no present plans with respect to the exercise of the Options.

     Item 4.  Purpose of Transaction

               QSV, as the Managing General Partner of the Partnership, controls
     the Partnership.    The Options are intended to increase the alignment of
     the interest of QSV with the interest of the limited partners of the Partnership as it pursues an expanded business plan that is permitted by the amendments contained in the Partnership Agreement. The expanded business plan of the Partnership, which is described in more detail in the Proxy Statement of the Partnership dated January 20, 1995, includes making loans to tenants of properties owned or leased by the Partnership to renovate and improve their restaurants, purchasing additional restaurant properties, related equipment and operating rights and financing the improvement of existing properties and the purchase of additional restaurant properties and related property through borrowings, issuance of additional Units and other means. The Partnership intends to seek to purchase restaurant properties of national and regional fast food or casual dining restaurant chains, which may include BURGER KING restaurants (BURGER
     KING is a registered trademark and service mark).   The Partnership's
     initial goal is to purchase additional properties principally by utilizing the borrowing capacity, on a secured recourse or non-recourse basis, it believes is represented by the Partnership's existing properties.
     Purchases might also be made through the issuance of additional Units.

               Except as described above, neither QSV nor, to the best knowledge of QSV, any current QSV executive officer or director, has any plans or proposals which would result in (a) any acquisition or disposition by any person of additional securities of the Partnership or the Operating Partnership; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or the Operating Partnership; (c) any sale or transfer of a material amount of assets of the Partnership or the Operating Partnership; (d) any change in the present management of the Partnership; (e) any material change in the present capitalization or dividend policy of the Partnership; (f) any material change in the Partnership's business or partnership structure; (g) any changes in the Partnership Agreement or other actions which may impede the acquisition of control of the Partnership; (h) a class of securities of the Partnership to be delisted from a national securities exchange; (i) a class of equity securities of the Partnership becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities

     Exchange Act of 1934, as amended; or (j) any action similar to the actions enumerated in (a) through (i) of this paragraph.

     Item 5.  Interest in Securities of the Issuer

               Upon exercise in full of the Options, QSV will own 400,000 Units, subject to adjustment under antidilution provisions of the Options, which will represent 7.94% of the outstanding Units. QSV will have sole power to direct the vote and disposition of these Units.

               Fred H. Margolin, Chairman of the Board, Secretary and Treasurer of QSV, owns 7,655 Units, and has sole voting and investment power over such Units. Of the 7,655 Units, Mr. Margolin purchased 900 Units through a licensed broker on March 28, 1995, at a price of $15.50 per unit, and 150 Units through a licensed broker on March 30, 1995, at a price of $15.50 per unit.

               Robert J. Stetson, President and Chief Executive Officer of QSV, owns 11,600 Units, and has sole voting and investment power over such Units.

               Except as described herein, neither QSV nor, to the best knowledge of QSV, any current QSV executive officer or director has effected any transactions in the Units during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Under certain circumstances set forth in the Partnership Agreement, QSV may require the Partnership to register under applicable securities laws QSV's transfer of Units that it may own, including Units acquired pursuant to the Options.

               The Partnership granted the Options to QSV pursuant to an Option Agreement dated as of March 24, 1995.

               Except as described herein, neither QSV nor, to the best knowledge of QSV, any current QSV executive officer or director, is a party to any contract, arrangement, undertaking or relationship (legal or otherwise) with any person with respect to any securities of the Partnership, including but not limited to, the transfer or voting of any of the securities of the Partnership, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits


        Exhibit No.                          Description
        -----------                          -----------
        Appendix I         QSV Executive Officers and Directors


        Exhibit A          Option Agreement dated as of March 24, 1995, between
                           QSV Properties Inc., a Delaware corporation, and U.S.
                           Restaurant Properties Master L.P., a Delaware
                           limited partnership


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  April 3, 1995
                                    QSV PROPERTIES INC.


                                    By:   /s/ Robert J. Stetson
                                       ------------------------
                                    Name:  Robert J. Stetson
                                    Title:  President and Chief Executive
                                    Officer

                                 EXHIBIT INDEX

        Exhibit No.                           Description                   Page
        -----------                           -----------                   ----

        Appendix I    QSV Executive Officers and Directors                   8

        Exhibit A     Option Agreement dated as of March 24, 1995,           9
                      between QSV Properties Inc., a Delaware
                      corporation, and U.S. Restaurant Properties
                      Master L.P., a Delaware limited partnership


                                   APPENDIX I

                      QSV EXECUTIVE OFFICERS AND DIRECTORS


                                                                                   Principal Occupation if Other

       Name                  Position                Business Address                      Than With OSV                Citizenship

       ----                  --------                ----------------                      -------------                -----------

Gerald J. Graham             Director           Barton School of Business       Dean, Barton School of Business             USA
                                                100 Clinton Hall
                                                Wichita State University
                                                Wichita, Kansas 67260

Fred H. Margolin          Chairman of the       5310 Harvest Hill Road                     N/A                              USA
                         Board, Secretary &     Suite 270, L.B. 168
                              Treasurer         Dallas, Texas 75230

David Rolph                  Director           Sasnack Management                 Co-owner and operator of                 USA
                                                1877 N. Rock Rd.                "Carlos O'Kelley's" restaurant
                                                Wichita, Kansas 67206                      chain

Darrell Rolph                Director           Sasnack Management                 Co-owner and operator of                 USA
                                                1877 N. Rock Rd.                "Carlos O'Kelley's" restaurant
                                                Wichita, Kansas 67206                      chain

Robert J. Stetson        Director, President    5310 Harvest Hill Road                     N/A                              USA
                              and Chief         Suite 270, L.B. 168
                          Executive Officer     Dallas, Texas 75230

Eugene Taper                 Director           6427 Redpine Rd.                 Certified Public Accountant and            USA
                                                Dallas, Texas 75248                        Consultant

DA950890.164/1+

                                OPTION AGREEMENT

     This Option Agreement (this "Agreement"), dated as of March 24, 1995, is between U.S. Restaurant Properties Master L.P., a Delaware limited partnership (the "Partnership"), and QSV Properties Inc., a Delaware corporation that is the Managing General Partner of the Partnership (the "Managing General Partner").

                                    RECITALS

     WHEREAS, Section 5.05(a) of the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement") provides that the Partnership may grant options to purchase units of limited partnership in the Partnership (the "Units") to the Managing General Partner upon the approval by a Majority Vote of the Limited Partners (as defined in the Partnership Agreement);

     WHEREAS, at a special meeting of the Partnership's limited partners on March 17, 1995, the limited partners approved by a Majority Vote of the Limited Partners the issuance of options to the Managing General Partner to purchase 400,000 Units; and

     WHEREAS, in consideration of the Managing General Partner's efforts in connection with the approval by the limited partners of the Partnership of amendments to the Partnership Agreement and the additional efforts that it will expend to expand the Partnership's business and opportunities as contemplated under the Partnership Agreement, the Partnership desires to grant options to the Managing General Partner to purchase 400,000 Units, upon the terms and conditions hereinafter set forth.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the agreements herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                  I.  OPTIONS

     Section 1.1 Grant of the Options. The Partnership hereby grants to the Managing General Partner options (the "Options") to purchase 400,000 Units at an exercise price of $15.50 per Unit (the "Exercise Price").

     Section 1.2 Vesting. Unless otherwise accelerated pursuant to Section 1.5 hereof, the Options will vest in full and become exercisable on March 24, 1996.

     Section 1.3 Exercise. Subject to Sections 1.2 and 1.5, the Options shall only be exercisable during the period beginning at 9:00 a.m. Central Time on March 24, 1996 and ending at 5:00 p.m. Central Time on March 24, 2005 (the "Exercise Period"). During the Exercise Period, the Managing General Partner may exercise any or all of the Options granted under this Agreement. Following any such exercise, this Agreement shall remain in effect with respect to any remaining unexercised Options. To exercise any Options, the Managing General Partner must deliver to the Partnership a written notice of such exercise (a "Notice of Exercise"), which notice must specify the number of Options exercised and the aggregate Exercise Price for the Units to be issued. Along with the Notice of Exercise, the Managing General Partner shall pay such aggregate Exercise Price to the Partnership by delivery of cash or a cashier's check payable to the Partnership.

     Section 1.4  Investment Representation and Warranty.

     The Managing General Partner hereby represents and warrants to the Partnership that the Managing General Partner (a) is experienced in the evaluation of businesses similar to the Partnership, (b) is able to fend for itself in the transactions contemplated by this Agreement, (c) has such knowledge, skill and experience in financial, investment and business matters as to be capable of evaluating the merits and risks of exercising the Options, (d) has the ability to bear the economic risks of exercising the Options, and (e) has reviewed all financial and other information that it considers necessary to evaluate an investment in the Units.

     Section 1.5  Ceasing to Serve as Managing General Partner.

     (a) In the event the Managing General Partner is removed as a General Partner pursuant to Section 14.02 of the Partnership Agreement, the Options shall immediately vest in full (if not already vested) and shall be exercisable in the manner described in Section 1.3 hereof for a period of six (6) months from the date of such ceasing to serve; provided, however, that in no event
                                        --------  -------
shall the Options be exercisable after 5:00 p.m. Central Time on March 24, 2005. Upon the earlier of (i) the expiration of such six-month period or (ii) March 24, 2005, the Options shall terminate and shall no longer be exercisable.

     (b) In the event the Managing General Partner voluntarily withdraws from the Partnership pursuant to Section 14.01 of the Partnership Agreement or pursuant to Section 17-602(a) of the Delaware Revised Uniform Limited Partnership Act in violation of Section 14.01 of the Partnership Agreement, upon such voluntary withdrawal the Options shall terminate, shall not vest (if not already vested), and, if already vested, shall no longer be exercisable.

     (c) In the event the Managing General Partner ceases to serve as the Managing General Partner for a reason other than those described in Sections 1.5(a) or (b) hereof, such ceasing to serve shall not affect vesting of the Options pursuant to Section 1.2 hereof or the Managing General Partner's right to exercise the Options pursuant to Section 1.3 hereof.

     Section 1.6 Adjustments. Each Option shall entitle the Managing General Partner to purchase one Unit. If subsequent to the date hereof an Adjustment Event (as hereinafter defined) occurs, then any unexercised Options existing at that time shall be converted into the right to purchase the number of Units or other securities that would have been received by a holder of the number of Units for which such unexercised Options could have been exercised immediately before such Adjustment Event. Corresponding adjustments shall also then be made to: (a) the number of unexercised Options so that such number equals the new number of Units or other securities for which they are exercisable, and (b) the Exercise Price so that the aggregate Exercise Price for the unexercised Options immediately before the Adjustment Event equals the aggregate Exercise Price for the unexercised Options immediately after such event. If pursuant to this
Section 1.6 the Options become exercisable into securities other than Units, references in this Agreement to the Units shall after the Adjustment Event refer to such securities. The term "Adjustment Event" shall mean any combination or split-up of the Units, or any required exchange of the Units for another security, whether pursuant to the consolidation, merger, recapitalization, reclassification, or reorganization of the Partnership or otherwise.

     Section 1.6 No Unitholder Rights. The Managing General Partner shall not be considered the holder of any Units issuable upon exercise of the Options until the Partnership has properly issued them upon the exercise of the respective Options in accordance with this Agreement. The Managing General Partner shall therefore not be entitled to receive any distributions on such Units or to vote them until such issuance.

     Section 1.7 Transferability. The Options are not transferable except by operation of law pursuant to a consolidation, merger, recapitalization or reorganization of the Managing General Partner. Any transferee of the Managing General Partner's rights under this Agreement and any transferee of any of the Options pursuant to this Section 1.7 shall be subject to the terms and provisions of this Agreement as if such transferee was the Managing General Partner.

                               II.  RESTRICTIONS

     Section 2.1 Prohibitions on Exercise. Notwithstanding anything to the contrary in this Agreement, the Partnership shall not be required to issue any Units upon an exercise of the Options until: (a) the Partnership has listed the Units to be issued or the related depository receipts on the stock exchanges, the National Market System (the "National Market System") of the National Association of Securities Dealers Automated Quotation System (the "NASDAQ System"), or the NASDAQ System, respectively, upon which the Units or the related depository receipts are then listed, and (b) the Partnership believes that such issuance will not violate any federal, state, or other securities law. Upon execution of this Agreement, the Partnership will use reasonable efforts to list the Units to be issued or the related depository receipts on the stock exchanges, the National Market System, or the NASDAQ System, respectively, upon which the Units are then listed.

     Section 2.2 Restricted Securities. The Managing General Partner acknowledges that neither the issuance of the Options nor the Units issuable upon their exercise will be registered under any federal, state, or other securities law, and that they will therefore be "restricted securities" under Rule 144 under the Securities Act.

     Section 2.3 Section 16 Restrictions. Except as permitted without violating Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Managing General Partner represents and warrants to the Partnership that the Managing General Partner has not sold any Units during the six month period immediately preceding the date hereof.

                                 III.  GENERAL

     Section 3.1 Amendment. No amendment or modification of any of the provisions of this Agreement shall be effective unless in writing and signed by both the Partnership and the Managing General Partner.

     Section 3.2 Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Partnership and the Managing General Partner with respect to the Options and supersedes all prior agreements and understandings, both written and oral, with respect to the Options.

     Section 3.3 Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED ACCORDING TO, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER THE APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

     Section 3.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be considered delivered only upon the recipient's actual receipt of such notice or other communication. Each party shall address such notices and other communications to the other party at its address set forth below (or to such other address to which such other party has notified such party in accordance with this Section 3.4 to send such notices or communications):

    Partnership:                 U.S. Restaurant Properties Master L.P.
                                 5310 Harvest Hill Road, Suite 270
                                 Dallas, Texas  75230
                                 Telephone No.  (214) 387-1487
                                 Facsimile No.  (214) 490-9119

    Managing General Partner:    QSV Properties Inc.
                                 5310 Harvest Hill Road, Suite 270
                                 Dallas, Texas  75230
                                 Telephone No.  (214) 387-1487
                                 Facsimile No.  (214) 490-9119

     Section 3.5 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability (but shall be construed and given effect to the extent possible), without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 3.6 Status as the Managing General Partner. Neither this Agreement nor the Options granted hereunder shall confer upon the Managing General Partner the right to continue to serve as the Managing General Partner of the Partnership.

     Section 3.7 Successors. This Agreement shall be binding upon and shall inure to the benefit of each party hereto and its successors and permitted transferees.

     Section 3.8 Payment of Withholding Tax. In the event that the Partnership determines that any federal, state or local tax or any other charge is required by law to be withheld with respect to the exercise of the Options granted hereby, the Managing General Partner shall, as an additional requirement under
Section 1.3 hereof, upon notice from the Partnership, pay to the Partnership cash in an amount equal to such withholding tax or charge, prior to the issuance of Units to the Managing General Partner and the admission of the Managing General Partner as a partner of the Partnership with respect to such Units, or otherwise make such arrangements for the payment of such withholding tax as the Partnership, in its sole discretion, shall permit.

                           [SIGNATURES ON NEXT PAGE]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                       U.S. RESTAURANT PROPERTIES MASTER L.P.



                                       By:  QSV Properties Inc., its Managing
                                            General Partner


                                            By:  /s/ Robert J. Stetson
                                               -----------------------
                                            Name:  Robert J. Stetson
                                            Title:  President and
                                               Chief Executive Officer


                                       QSV PROPERTIES INC.


                                            By:  /s/ Robert J. Stetson
                                               -----------------------
                                            Name:  Robert J. Stetson
                                            Title:  President and
                                               Chief Executive Officer